UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.14) *

Given Imaging Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)

2797140
(CUSIP Number)
Yaron Elad Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 6702301 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RDC Rafael Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEP Technology Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

Page 3 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,464,820
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 4,719,528 Ordinary Shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.

Page 4 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include 3,175 Ordinary Shares which are held for members of the public through mutual funds which are managed by a subsidiary of Epsilon Investment House Ltd. ("Epsilon"), an indirect subsidiary of DIC (the "Epsilon Shareholding"). The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 5 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include (i) 384,814 Ordinary Shares held for members of the public through, among others, provident funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. ("IDB Development") and (ii) the Epsilon Shareholding (collectively, the "CIEH and Epsilon Shareholdings"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 6 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) CO

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 7 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 8 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 9 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 10 of 21 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 11 of 21 pages

This Amendment No. 14 on Schedule 13D/A (the “Amendment”) amends and supplements to the extent specified herein the Statement on Schedule 13D, as amended, with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share (the “Ordinary Shares”), of Given Imaging Ltd. (the “Issuer”), previously filed by RDC Rafael Development Corporation Ltd. (“RDC”), DEP Technology Holdings Ltd. (“DEP”), Elron, DIC, IDB Development, IDB Holding Corporation Ltd. (“IDB Holding”), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (“the Reporting Persons”) with the Securities and Exchange Commission (the “Statement”) . Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with an increase of the outstanding Ordinary Shares which caused the percent of the Ordinary Shares held by the Reporting Persons to decrease by more than 1% .

The following amends and supplements Items 2, 4, 5 and 7 of the Statement

Item 2.    Identity and Background

(a), (b) and (c): The Reporting Persons.

The following information in this Item 2 amends the information previously provided in Item 2 of the Statement. See the Statement for additional information provided in Item 2 of the Statement that is not being amended.

As of November 26, 2013:

Nochi Dankner owned directly and through a private Israeli corporation controlled by him (other than Ganden Holdings) approximately 6.7% of the outstanding shares of IDB Holding.

The option of an entity controlled by Mr. Eduardo Elzstain and the agreement between Nochi Dankner and Eduardo Elzstain which were mentioned in Item 2 of Amendment No. 13 to the Statement have expired.

Holders of debt securities of IDB Holding and IDB Development are conducting court proceedings against IDB Holding and IDB Development in which these holders allege that IDB Holding and IDB Development are insolvent and therefore seek to force upon IDB Holding and IDB Development creditors' arrangements with their respective financial creditors. Several different proposed creditors' arrangements were submitted for and are currently pending court approval, and any one of them, if implemented, will change the composition of the holders of the direct or indirect control of IDB Development.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D, E and F previously attached to the Statement.

 (d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate’s Court back in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page 12 of 21 pages

Item 4.    Purpose of Transaction

DIC is currently seeking alternatives to sell its controlling stake, directly and indirectly through Elron, in the Issuer. Elron reported that insofar as such an alternative is identified, Elron intends to consider participating in it.

Item 5.    Interest in Securities of the Issuer

As of November 26, 2013:

RDC owned directly 2,662,110 Ordinary Shares, or approximately 8.3% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,662,110 Ordinary Shares.

Elron owned directly 6,802,710 Ordinary Shares, or approximately 21.2% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 2,662,110 Ordinary Shares owned by RDC.  Also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 14,184,348 Ordinary Shares, constituting approximately 44.2% of the outstanding Ordinary Shares.

DIC owned directly 4,719,528 Ordinary Shares, or approximately 14.7 % of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 9,464,820 Ordinary Shares owned by RDC and Elron, or a total of 14,184,348 Ordinary Shares, constituting approximately 44.2% of the outstanding Ordinary Shares. DIC disclaims beneficial ownership of all the Ordinary Shares held by RDC and Elron.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner, and to share the power to vote and dispose, of an aggregate of 14,184,348 Ordinary Shares held by RDC, Elron and DIC, or approximately 44.2% of the outstanding Ordinary Shares. Each of IDB Development, IDB Holding and the Reporting Persons who are natural persons disclaims beneficial ownership of all the Ordinary Shares held by RDC, Elron and DIC.

The Issuer advised the Reporting Persons that on November 26, 2013, there were 32,079,422 outstanding Ordinary Shares. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

Information provided to the Reporting Persons indicates that as of November 26, 2013, none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned Ordinary Shares, except as follows:

Mr. Arie Mientkavich, Chairman of the boards of directors of RDC and Elron and vice Chairman of the board of directors of IDB Holding, owned (i) 13,635 Ordinary Shares, and (ii) options to purchase from the Issuer 35,000 Ordinary Shares at a price of $29.42 per share, 10,000 Ordinary Shares at a price of $16.00 per share and 10,000 Ordinary Shares at a price of $11.55 per share, all of which are exercisable immediately. These securities were granted to Mr. Mientkavich in respect of his service as director of the Issuer.

None of the Reporting Persons purchased or sold any Ordinary Shares during the 60 days ending on November 26, 2013.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP or RDC purchased or sold any Ordinary Shares during the 60 days ending on November 26, 2013.

Item 7           Material to be filed as Exhibits

Schedules A, B, C, D, E and F	-
Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding.

Page 13 of 21 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: December 2, 2013	RDC RAFAEL DEVELOPMENT CORPORATION LTD.
DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: DISCOUNT INVESTMENT CORPORATION LTD. (signed)

BY: ______________________________

Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed as Exhibits 2 through 10 to Amendment No. 5 to the Statement.

Page 14 of 21 pages

Schedule A
Directors and Executive Officers
of
RDC Rafael Development Corporation Ltd.
(as of November 26, 2013)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Chairman of the Board of Directors	Chairman of the Board of Directors of Elron; Deputy Chairman of the Board of Directors of Gazit Globe Ltd and Chairman of the Board of Directors of Gazit Globe Israel (Development) Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 6702301, Israel	Director	Vice President of DIC; Chief Executive Officer of Elron.
David Vaish Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Executive Vice President for Finance & Chief Financial Officer of Rafael Advanced Defense Systems Ltd.
Roni Potesman Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Executive Vice President R&D of Rafael Advanced Defense Systems Ltd.
Yaron Elad 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Director	Vice President and Chief Financial Officer of Elron.
Itzchak Gat Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Chairman of the Board of Directors of Rafael Advanced Defense Systems Ltd.
Dr. Zvi Slovin 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Director	Business advisor of Elron.
Moshe Maor Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Chief Subsidiary Officer of Rafael Advanced Defense Systems Ltd.
Lior Levinsky 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Chief Financial Officer	Chief Financial Officer of RDC Rafael Development Corporation Ltd.

Daniel Reisfeld (2) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Chief Technological Officer	Chief Technological Officer of RDC Rafael Development Corporation Ltd.
Amir Zaidman (2) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Vice- President Business Development	Vice President for Business Development of RDC Rafael Development Corporation Ltd.
Yoram Wollfish (2) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Vice President	Vice President of RDC Rafael Development Corporation Ltd.

(1) As of November 26, 2013 Mr. Mientkavich owned (i) 13,635 Ordinary Shares, and (ii) options to purchase from the Issuer 35,000 Ordinary Shares at a price of $29.42 per share, 10,000 Ordinary Shares at a price of $16.00 per share and 10,000 Ordinary Shares at a price of $11.55 per share, all of which are exercisable immediately.

(2) Until December 31, 2013.

Page 15 of 21 pages

Schedule B
Directors and Executive Officers
o f
DEP Technology Holdings Ltd.
(as of November 26, 2013)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 6702301, Israel	Director	Vice President of DIC; Chief Executive Officer of Elron.
Yaron Elad 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Director	Vice President and Chief Financial Officer of Elron.
Dr. Zvi Slovin 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 6702301, Israel	Director	Business advisor of Elron.

Page 16 of 21 pages

Schedule C

Directors and Executive Officers
o f
Elron Electronic Industries Ltd.
(as of November 26, 2013)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 6702301, Israel	Chairman of the Board of Directors	Chairman of the Board of Directors of Elron; Deputy Chairman of the Board of Directors of Gazit Globe Ltd and Chairman of the Board of Directors of Gazit Globe Israel (Development) Ltd.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Chairman of the Board of Directors of Cellcom Israel Ltd.; Deputy Chairman of the Board of Directors of Makhteshim Agan Industries Ltd.
Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 9076263, Israel	Director	Director of companies.
Ehud Rassabi 5 Gundar Avraham Street, Ramat Hasharon 4722360, Israel	External Director	Certified Public Accountant; Director of companies.
Gad Arbel 96 Hashalom Street, Mevasseret Zion, 9071446, Israel	External Director	Director of Companies.
Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan 5222155, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.
Rona Dankner 3 Azrieli Center, The Triangular Tower, Tel-Aviv 6702301, Israel	Director	Director of Companies
Arie Ovadia 23 Menachem Begin Street, Tel Aviv, 661821, Israel	Director	Director of companies.
Hadar Udler 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 6702301, Israel	Director	Corporate Secretary of IDB Holding and IDB Development.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 6702301, Israel	Chief Executive Officer	Vice President of DIC; Chief Executive Officer of Elron.
Yaron Elad 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 6702301, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Elron.

Niv Levy 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of Elron.
(1) See note (1) in Schedule A

Page 17 of 21 pages

Schedule D

Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of November 26, 2013)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chairman of the Board of Directors	Chairman of the Boards of Directors of IDB Holding, IDB Development and DIC; Businessman and director of companies.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Chairman of the Board of Directors of Property and Building Corporation Ltd.; Co-Chairman of the Board of Directors of Shufersal Ltd.
Mark Schimmel (*) 24 Hashahaf Street, Chofit 4029500, Israel	Director	Co-Managing Director of UKI Investments.
Eliahu Cohen 23 King Joshafat Street, Herzelia Pituach 4670165, Israel	Director	Director of companies.
Gideon Lahav (1) 124 Ehad Ha-Am Street, Tel-Aviv 6520824, Israel	Director	Director of companies.
Prof. Niv Ahituv 33 Drezner Street, Tel Aviv 6949776, Israel.	External Director	Dean of the Dan School for High-Tech Studies in the Academic Studies Center.
Moshe Matalon 11 Halivneh Street, Herzelia 4664811, Israel	External Director	Business-promoting.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Chief Executive Officer of IDB Holding and IDB Development.

Rami Mardor 35 Haoranim Street, Kfar Shmariahu 4691000, Israel	Director	Director of companies
Efraim Efi Hermony 55 Hagilad Street, Kfar Yona 4033406, Israel	Independent Director	Tax advisor

Michel Dahan 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Acting General Manager; Vice President and Chief Financial Officer	Acting General Manager and Vice President and Chief Financial Officer of DIC.

Page 18 of 21 pages

Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Vice President	Vice President of DIC; Chief Executive Officer of Koor Industries Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Vice President	Vice President of DIC; Chief Executive Officer of Elron.
Motti Berenstain 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of DIC
(*)   Dual citizen of Israel and the United Kingdom

(1)   Until November 30, 2013.

Page 19 of 21 pages

Schedule E

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of November 26, 2013)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chairman of the Board of Directors	Chairman of the Boards of Directors of IDB Holding, IDB Development and DIC; Businessman and director of companies.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Chairman of the Board of Directors of Property and Building Corporation Ltd.; Co-Chairman of the Board of Directors of Shufersal Ltd.
Ronit Blum 6 Nissim Aloni Street, Tel Aviv 6291920, Israel	Director	General Manager of the Association of Friends of the Sourasky Medical Center in Tel Aviv.
Henry Ben Chimol 17 Shaar Hagai, Haifa 34555428, Israel	External Director	Head of the Unit for External Studies of the Haifa University
Giora Inbar 16 Haela Street, Timrat 3657600, Israel	External Director	General Manager of Ofakei Danish Ltd.
Tamar Gottleib 10 Hasharon Street, Raanana 4335205, Israel	Independent Director	Partner and co-general manager of yevul Capital Markets Ltd.
Ilan Halperin 26 Yaari Meir Street, Tel Aviv 6937126, Israel	Independent Director	Financial consulting.at Globus Group.

Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.
Ari Raved 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Vice President	Vice President of IDB Development
Shmuel Roy Meltzer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 6702301, Israel	Vice President	Vice President of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Acting Chief Financial Officer; Vice President Comptrolling	Acting Chief Financial Officer and Vice President Comptrolling of IDB Development; Comptroller of IDB Holding.
Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of IDB Development.

Page 20 of 21 pages

Schedule F

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of November 26, 2013)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chairman of the Board of Directors	Chairman of the Boards of Directors of IDB Holding, IDB Development and DIC; Businessman and director of companies.
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 6702301, Israel	Vice Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit-Globe Ltd. and Chairman of Gazit-Globe Israel (Development) Ltd.

Lior Hannes (*) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Chairman of the Board of Directors of Koor Industries Ltd.
Ronit Blum 6 Nissim Aloni Street, Tel Aviv 6291920, Israel	Director	General Manager of the Association of Friends of the Sourasky Medical Center in Tel Aviv.

Meir Rosenne 8 Oppenheimer Street, Ramat Aviv, Tel Aviv 6939508, Israel	Director	Attorney.
Shmuel Dor 7 Tarad Street, Ramat Gan 5250346, Israel	External Director	Chairman of the management of the Beit Zvi Performing Arts High School; Chairman of the executive committee of the Negev Institute for Peace Strategies and Economic Development.
Zvi Dvoresky 3 Biram Street, Haifa 3498602, Israel	External Director	Chief Executive Officer of Beit Kranot Trust Ltd.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.

Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Acting Chief Financial Officer; Comptroller	Acting Chief Financial Officer and Comptroller of IDB Holding; Acting Chief Financial Officer and Vice President Comptrolling of IDB Development.
(*) Dual citizen of Israel and the United Kingdom.
(1) See note (1) in Schedule A
Page 21 of 21 pages